AM
3.1.2004

04001848

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

RECEIVED
FEB 2 6 2004
187
PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina (212) 409-2450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that this financial statement is being made available to all members or allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer

Title

Notary Public

JOAN D. LEVINE
Notary Public, State of New York
No. 31-6284425
Qualified in New York County
Commission Expires 8/31/06

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LADENBURG THALMANN & CO. INC.
AND SUBSIDIARIES
(a wholly owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc. and Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of Ladenburg Thalmann & Co. Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ladenburg Thalmann & Co. Inc. and subsidiaries as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 5, 2004

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 1,907,349
Securities owned, at market value	522,056
Due from clearing brokers	20,944,685
Due from Parent and affiliates	471,690
Exchange memberships owned, at acquisition cost (market value $1,894,875)	1,504,625
Furniture, equipment and leasehold improvements, net of accumulated depreciation	4,578,484
Restricted assets	1,063,244
Other assets	2,965,663
	$ 33,957,796
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 4,061,947
Accrued compensation	2,111,333
Accrued expenses and other liabilities	3,948,496
Deferred rent credit	5,744,499
Payable to affiliate	165,124
	16,031,399
Subordinated borrowing	2,500,000
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000,000 shares authorized; 5,600,000 shares issued and outstanding	56,000
Capital in excess of par value	71,491,742
Accumulated deficit	(56,121,345)
	15,426,397
	$ 33,957,796

See notes to consolidated statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company"), is a registered broker and dealer in securities that clears its customer transactions through its correspondent clearing brokers on a fully disclosed basis. The Company engages in various businesses of a broker-dealer including principal and agency trading, investment banking and underwriting activities.

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a publicly traded company whose stock trades on the American Stock Exchange under the symbol LTS.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company's other subsidiaries primarily provide asset management services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Futures contracts are valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Unrealized gains and losses resulting from changes in valuation are reflected in net gain on principal transactions. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company and its subsidiaries are included in the consolidated federal income tax return and in certain combined state and local income tax returns filed by the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146") allows costs associated with an exit or disposal to be recognized and measured initially at their fair value in the period in which the liability is incurred. For operating leases, a liability for costs that will continue to be incurred under the lease for the remaining term without economic benefit shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the lease (the "cease-use-date"). The fair value of the liability at the cease-use-date shall be determined based on the remaining lease rentals, reduced by the estimated sublease rentals that could be reasonably obtained for the property (see Note G[1]).

NOTE C - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased as of December 31, 2003 are as follows:

	Securities Owned	Securities Sold, But not yet Purchased
Common stock and warrants	$ 331,845	$ 4,061,947
Municipal obligations	53,326	0
Corporate bonds	136,885	0
	$ 522,056	$ 4,061,947

Most of the securities owned are deposited with the Company's primary clearing broker and, pursuant to the agreement, the securities may be sold or hypothecated by the clearing broker.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 and the Commodity Futures Trading Commission's Regulation 1.17. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2003, the Company had net capital of approximately $6,750,000, which was approximately $6,500,000 in excess of its required net capital of $250,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE E - FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

Financial futures contracts provide for the delayed delivery of a financial instrument with the seller agreeing to make delivery at a specified future date, at a specified price. These futures contracts involve elements of market risk which may exceed the amounts recognized in the consolidated statement of financial condition. Risk arises from changes in the values of the underlying financial instruments or indices.

Equity index options give the holder the right to buy or sell a specified number of units of a stock market index, at a specified price, within a specified time and are settled in cash. The Company generally enters into these option contracts in order to reduce its exposure to market risk on securities owned. Credit and market risk arises from the potential inability of the counterparties to perform under the terms of the contracts and from changes in the value of a stock market index. The Company believes it mitigates the market risk of its option positions used for trading purposes because they are generally hedged transactions. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2003 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2003 were as follows:

Leasehold improvements	$ 4,671,721
Computer equipment	2,399,339
Furniture and fixtures	1,899,547
Other	2,061,514
Total cost	11,032,121
Less accumulated depreciation and amortization	6,453,637
	$ 4,578,484

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is subleasing a portion of its office space for approximately $1,133,931 per year with annual increases. The subleases expire on April 29, 2005, August 31, 2009 and June 30, 2015. The leases provide for minimum lease payments, net of lease abatement and exclusive of escalation charges, as follows:

Year Ending December 31,	
2004	$ 4,109,511
2005	4,544,032
2006	4,397,900
2007	4,617,795
2008	5,305,190
Thereafter	35,930,605
	$ 58,905,033

One of the leases obligates the Company to occupy additional space at the landlord's option, which may result in aggregate additional lease payments of up to $976,250.

Deferred rent credit of $5,649,580 represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[1] Operating leases: (continued)

In May 2003, the Company relocated approximately 95 of its employees from its New York office to its Melville office. As a result of this move, the Company ceased using one of the several floors it occupies in its New York City office. In accordance with SFAS 146, the Company's management has evaluated the Company's liability with respect to this space, taking into account estimated future sublease payments that could be reasonably obtained for the property. In this evaluation, the Company as of December 31, 2003 concluded that a liability for this matter did not exist, however the net book value of the leasehold improvements was written off. Additional costs may be incurred, to the extent of foregone rental income in the event that the Company is unable to sublease the office space for an amount equal to the lease obligations. In conjunction with the write-off of these leasehold improvements, the unamortized deferred rent credit representing reimbursement from the landlord of such leasehold improvements was also written off.

At December 31, 2003, the Company has utilized a letter of credit in the amount of $1,000,000 which is collateralized by $1,063,329 of the Company's marketable securities and is included in restricted assets on the consolidated statement of financial condition. The letter of credit is used as collateral for the lease for the Company's office space. Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on December 31, 2006.

[2] Litigation:

The Company is a defendant in litigation and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. With respect to certain arbitration and litigation matters, where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a reserve for potential arbitration and lawsuit losses. With respect to other pending matters, due to the uncertain nature of litigation in general, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York against the Company, former employees of the Company and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not the Company) purchased convertible securities from plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $500,000,000 and punitive damages of $2,000,000,000. The Company's motion to dismiss the lawsuit is currently pending. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2003, the Company had deferred tax assets of approximately $13,800,000 which are primarily attribute to timing differences, such as accruals which are not currently deductible, unrealized gains and losses on securities transactions, depreciation and amortization and net operating loss carryforwards. Such amount has been fully reserved based on management's evaluation that it is more likely than not that the benefits will not be realized. During 2003, the valuation allowance decreased by approximately $400,000.

At December 31, 2003, the Company and its subsidiaries' share of the consolidated net operating loss carryforwards was approximately $24,100,000 which expire in various years from 2015 through 2024.

NOTE I - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($12,000 for 2003). The Plan also allows the Company to make matching and/or discretionary contributions.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other brokers and dealers in securities pursuant to clearance agreements. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The clearing operations for the Company's securities transactions are provided by several clearing brokers. At December 31, 2003, substantially all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

NOTE K - SUBORDINATED LIABILITIES

The Company has a $2.5 million junior subordinated revolving credit agreement that matures on October 31, 2004 with its clearing broker under which outstanding borrowings incur interest at LIBOR plus 2%. As of December 31, 2003, $2.5 million was outstanding. The subordinated liability is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE L - EMPLOYEE INCENTIVE PLANS

The Company is a participant in the Stock Option Plan sponsored by LTS that provides for the granting of stock options in LTS's common stock to certain directors, employees and consultants, at its discretion.

Stock option activity related to options granted by LTS to the Company's employees and related information for the year ended December 31, 2003 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	3,991,813	$ 2.03
Granted during 2003	1,138,550	.45
Forfeited or expired during 2003	(422,333)	1.51
Exercised during 2003	0	0.00
Outstanding at December 31, 2003	4,708,030	1.69

The following summarizes information about shares subject to option at December 31, 2003:

Outstanding Options			Options Exercisable	
Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
1,138,550	.45	9.96	0	.45
521,605	.60	8.22	173,868	.60
1,200,000	.88	8.03	400,000	.88
15,000	2.13	7.02	10,000	2.13
432,875	3.00	5.94	432,875	3.00
1,000,000	3.05	7.35	666,666	3.05
200,000	4.06	5.65	200,000	4.06
200,000	4.47	.65	200,000	4.47
4,708,030	1.69	7.76	2,083,409	2.65

In 2003, the shareholders of LTS approved the Qualified Employee Stock Purchase Plan ("ESP") which permits employees of LTS and its subsidiaries to acquire up to 5,000,000 shares of LTS's common stock at a discount of up to 15% below the then current market price. The ESP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2003, 1,601,919 shares of LTS's common stock were issued to the Company's employees under this plan, at an average price of $0.1325 per share.

NOTE M - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

NOTE M - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5 (CONTINUED)

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the Securities and Exchange Commission is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Reclassifications	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents		$ 1,009,881	$ 897,468	$ 1,907,349
Securities owned	$ 2,509,535		(1,987,479)	522,056
Due from clearing brokers	20,944,685			20,944,685
Due from Parent and affiliates	1,754,800	100	(1,283,210)	471,690
Exchange memberships owned	1,504,625			1,504,625
Furniture, equipment and leasehold improvements	4,578,484			4,578,484
Restricted assets			1,063,244	1,063,244
Other assets	3,922,190	93,354	(1,049,881)	2,965,663
	$ 35,214,319	$ 1,103,335	$ (2,359,858)	$ 33,957,796
LIABILITIES AND STOCKHOLDER'S EQUITY				
Securities sold short, but not yet purchased	$ 4,061,947			$ 4,061,947
Accrued compensation		$ 273,549	$ 1,837,784	2,111,333
Accrued expenses and other liabilities	13,225,979	35,170	(9,312,653)	3,948,496
Deferred rent credit			5,744,499	5,744,499
Payable to affiliate		548,414	(383,290)	165,124
Subordinated borrowing	2,500,000			2,500,000
Common stock	56,000	10	(10)	56,000
Capital in excess of par value	70,868,742	1,895,090	(1,272,090)	71,491,742
Accumulated deficit	(55,498,349)	(1,648,898)	1,025,902	(56,121,345)
	$ 35,214,319	$ 1,103,335	$ (2,359,858)	$ 33,957,796